Exhibit 99.1

ASX/News Release

AVITA Medical Half-Year Financial Report for Fiscal 2020

Valencia, Calif., USA, and Melbourne, Australia, 19 February 2020 — AVITA Medical Limited (ASX: AVH, NASDAQ: RCEL), a regenerative medicine company with a technology platform positioned to address unmet medical needs in therapeutic skin restoration, announced that it filed today with the Australian Securities Exchange (ASX) its Appendix 4D – Half-Year Report for the six month period ended 31 December 2019.

Revenues of RECELL® System for First Six Month Period Ended 31 December 2019

Product sales and other revenues for the six months ended 31 December 2019 were as follows (unaudited):

(In thousands of Australian Dollars)	Six Months Ended 31 December
	2019		2018
U.S. product sales	A$	9,274	A$	1,102
International product sales		410		711

Total product sales		9,684		1,813
Other income (including BARDA)		3,846		5,113

Total revenue	A$	13,530	A$	6,926

“We continue to be pleased with early RECELL System utilization as we progress our “go deep” strategy within the in-patient burn setting. We are focused on driving incremental growth within existing accounts, together with broadening our commercial footprint via the addition of 25 burns centers throughout calendar 2020. Early 2020 sales performance has highlighted the commitment of burn specialists to the RECELL System, particularly among our group of super users,” said Dr. Mike Perry, AVITA Medical’s Chief Executive Officer. “With our strong balance sheet, buoyed by our successful financing in November, we are also exploring opportunities to advance our existing clinical programs as well as potentially commencing additional late-stage studies where we believe we have achieved a significant level of de-risking via our substantive body of clinical evidence and peer-reviewed publications. As an example, we will be working with the FDA to explore the possibility of using an adaptive pivotal study design for vitiligo in place of, or adjunctive to, the currently approved IDE in this indication. We plan to provide updates on these opportunities over the next few months.”

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

U.S. RECELL System Update

2020 is off to a pleasing start with consistent demand for the RECELL System, especially among our super users, and notwithstanding the 43rd Annual Boswick Burn & Wound Symposium being held in late January and our National Sales Meeting (“NSM”) being held in early February. At our NSM, we spent a significant amount of time consulting with our burns surgeons, including our most experienced users, with a view to improving on best practices for use of the RECELL System. These activities included a specific focus around optimal usage and teaching methodology for the RECELL System, with a particular focus on the use of the RECELL System with smaller burns and as a standalone therapy.

These efforts, and our broader efforts to promote awareness of the RECELL System, will extend into the forthcoming Annual Meeting of the American Burn Association which will be held in Orlando, Florida, 17-20 March. At this meeting, there will be 8+ presentations highlighting RECELL focused on decreased length of stay, cost savings, use on small burns, and other potential uses.

Looking ahead, we will also be attending financial conferences to further educate investor and analyst audiences about RECELL and the potential of the platform. To this end, we will be attending the Cowen Annual Healthcare Conference in Boston, Massachusetts, 4 March. Our presentation will be webcast and a link to the audio track and the presentation will be available on our website, at https://avitamedical.com/investors.

Market Acceleration / Expansion Update

Our goal of expanding utilization of the RECELL System to 25 new burns centers during the 2020 calendar year (CY 2020) is well underway, with two new centers ordering as of the end of January. While the rate of in-patient burn admissions is inherently variable, we are confident that site expansion and our broader RECELL System usage will result in incremental revenue growth across the entirety of CY 2020. Consistent with this goal, we are keenly focused on our “go deep” strategy of (1) broadening our burn utilization from large, full thickness, wounds, or “big burns,” to the much higher incidence of smaller or partial thickness burns which is consistent with usage patterns demonstrated by our most experienced burn specialists; and (2) educating and training other burn surgeons within our customer base.

The nearest term opportunity we are advancing is in trauma and soft tissue injuries where, similar to the burn market, surgeons graft skin to repair defects from accidents (e.g. degloving, lacerations, gun shots, etc.). In 2019 September, we secured an investigational device exemption (IDE) to pursue FDA approval for soft tissue reconstruction (i.e. trauma) and we presently have three sites screening patients with our first patient expected shortly. This study will assess the safety and effectiveness of the RECELL System in a minimum of 65 trauma patients. In addition, we are pursuing incremental reimbursement avenues within the out-patient setting as we believe this will be important to support adoption of the RECELL System.

Within the broader “burn market,” we are also seeking FDA approval for a pediatric scald indication. We have FDA investigational device exemptions for our two pediatric scalds studies and plan to commence these studies soon, with enrollment slated to start in mid-2020.

As previously disclosed, in late December 2019, we received FDA IDE approval for a feasibility study with 10 vitiligo patients to primarily determine the optimal concentration of the cell suspension prepared using the RECELL System. While we remain committed to the 10-patient, single-site pilot study, we are presently considering adaptive trial designs that could lead to an acceleration of the commencement of a full pivotal study for the RECELL System in vitiligo. Our depth of clinical experience with patients internationally makes us confident that such a strategy would address this unmet need, have a high likelihood of success, and could allow us to get our technology to patients more quickly and efficiently.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

We are also continuing to explore large opportunities for the RECELL System as a delivery platform to help address cellular and genetic disorders. As previously disclosed, we entered into a sponsored research agreement with the Gates Center for Regenerative Medicine at the University of Colorado in November 2019. This relationship is focused on proof-of-concept and development of a spray-on treatment of genetically modified cells for patients with the genetic skin disease epidermolysis bullosa (EB), with potential applicability to other genetic skin disorders. It is early days in this program, but we are hopeful of first in-human studies commencing in the middle or second half of 2021. In parallel, we are well-advanced with discussions to secure a rejuvenation application for the RECELL System and hope to have further details available in the middle of this year.

Lastly, with our successful capital raising in November 2019, we have additional resources that may allow us to advance into a potential FDA registration study in an area where we have existing strong, and deep, clinical evidence. These opportunities are all presently under re-assessment, and we hope to provide more clarity, including details regarding the potential commencement of an additional registration study, on some of these opportunities over the coming months.

Further information on AVITA’s current and future opportunities may be found in our recent operating review contained in the ASX Appendix 4C, dated 31 January 2020, together with the Company’s revised corporate presentation which was lodged with the ASX today

Half-Year Fiscal 2020 Financial Results (Unaudited)

A copy of the Appendix 4D – Half-Year Report for the six months ended 31 December 2019 is attached. A summary of the financial results for the half year are as follows:

(In thousands of Australian Dollars)	Six Months Ended 31 December
	2019	2018
Sale of goods	$9,684	$1,813
Cost of sales	(2,326)	(570)

Gross profit	7,358	1,243
BARDA income	3,549	5,009
Other income	297	104

Total other income	3,846	5,113
Operating costs	(32,185)	(21,935)

Loss for the period	(20,981)	(15,579)
Foreign currency translation	(2,775)	1,374

Total other comprehensive loss	($23,756)	($14,205)

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

The increase in current-year sales occurred in the U.S. as a result of the commencement of the U.S. national market launch of the RECELL System in January 2019. Gross margin for the half-year ended 31 December 2019 was 76% compared to 69% for the same period in 2018, and the company expects gross margins to improve as sales ramp up within the U.S. market. BARDA income declined as a result of wind-down of certain activities associated with supporting the U.S. FDA approval of the RECELL System as well as the compassionate use and continued access programs. As the result of investments in commercial, manufacturing, and system capabilities to support the continued growth of the RECELL System in the U.S. market and related initiatives, operating costs and net loss for the half-year ended 31 December 2019 increased compared to the same period in the prior year.

During the six months ended 31 December 2019, the Company completed an institutional placement in which it issued 203,389,831 shares at a price of A$0.059 per share and received gross proceeds of A$120,000,000. The cash and cash equivalents balance at 31 December 2019 was approximately $124.7 million.

Authorized for release by the Chief Executive Officer of Avita Medical Limited.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

###

ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a REGENERATIVE EPIDERMAL SUSPENSION™ (RES™), an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. burn centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the INSTRUCTIONS FOR USE—RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia and received CE-mark approval in Europe.

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This letter includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this letter include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward-looking statement contained in this letter is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this letter. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this letter speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

FOR FURTHER INFORMATION:

U.S. Media	Investors:

Sam Brown, Inc.	Westwicke Partners

Christy Curran	Caroline Corner

Phone +1 615 414 8668	Phone +1 415 202 5678

christycurran@sambrown.com	caroline.corner@westwicke.com

O.U.S Media	AVITA Medical Ltd

Monsoon Communications	David McIntyre

Rudi Michelson	Chief Financial Officer

Phone +61 (0)3 9620 3333	Phone +1 661 367 9178

dmcintyre@avitamedical.com

Mobile +61 (0)411 402 737

rudim@monsoon.com.au

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

Appendix 4D

Half-Year Report

31 December 2019

AVITA MEDICAL LIMITED

ABN 28 058 466 523

Results for announcement to the market

Financial Results				December 2019		December 2018
Sale of goods	Up	434%	to	A$	9,684,214	A$	1,813,195
Other income	Down	25%	to		3,845,573		5,112,763
Total other comprehensive loss for the period	Up	67%	to		23,755,659		14,205,247

Dividends	Amount per Ordinary Security	Franked amount per security
2018 interim dividend	Nil	Nil
2019 interim dividend	Nil	Nil
Record date for determining entitlements to the 2019 interim dividends	N/A

Net Tangible Asset Backing	December 2019		December 2018
Net tangible asset backing per ordinary security	A$	0.0566	A$	0.0189

Other explanatory notes

The Australian Securities and Investments Commission has stated that it considers the right of use assets arising from the application of IFRS 16 Leases as a ‘intangible assets’, requiring to exclude such assets from Net Tangible Asset calculations. The following table shows the calculation for net tangible asset backing per ordinary security.

	December 2019		December 2018
Net Tangible Assets:
Net assets	A$	123,870,042	A$	31,247,284
Plant and equipment – Right of use assets		(3,449,611)		—
Patents-in-progress		(507,496)		(93,775)

Total net tangible assets	A$	119,912,935	A$	31,153,509

Number of ordinary shares on issue		2,117,474,277		1,652,425,340

Net tangible asset backing per ordinary security	A$	0.0566	A$	0.0189

The information required by listing rule 4.2A is contained in both this Appendix 4D and the attached half-year report. This half-yearly reporting information should be read in conjunction with the most recent annual financial report of the company.

AVITA MEDICAL LIMITED

A.B.N. 28 058 466 523

HALF-YEAR FINANCIAL REPORT

31 December 2019

Avita Medical Limited – Half-Year Report December 2019

Corporate Information ABN 28 058 466 523

This half-year report covers the consolidated entity comprising Avita Medical Limited (“the Parent Company” or “the Company”) and its controlled subsidiaries (collectively, “the Group”). The Parent Company’s functional and presentation currency is Australian dollars (A$). A description of the Group’s operations and principal activities are included in the Review and Results of Operations in the Directors’ Report on page 4. The Directors’ Report does not form part of the financial report.

Directors

Mr Lou Panaccio (Non-Executive Chairman)

Dr Michael Perry (Executive Director)

Mr Jeremy Curnock-Cook (Non-Executive Director)

Mr Louis Drapeau (Non-Executive Director)

Mr Damien McDonald (Non-Executive Director)

Professor Suzanne Crowe (Non-Executive Director)

Company Secretary

Mr Mark Licciardo of Mertons Corporate Services Pty Ltd

Registered Office

c/o Mertons Corporate Services Pty Ltd

Level 7, 330 Collins Street

Melbourne VIC 3000, Australia

Principal Place of Business

28159 Avenue Stanford, Suite 220

Valencia, CA 91355 USA

Share Register

Computershare Investor Services Pty Limited

Level 11, 172 St Georges Terrace

Perth, WA 6000 Australia

Solicitors

K&L Gates

Level 25 South Tower, 525 Collins Street

Melbourne VIC 3000, Australia

Auditor

Grant Thornton Audit Pty Ltd

Level 17, 383 Kent Street

Sydney, NSW 2000 Australia

Principal Bankers

National Australia Bank Limited

1238 Hay Street

West Perth, WA 6000 Australia

Stock Exchange

Avita Medical Limited’s ordinary shares are listed for quotation on the Australian Securities Exchange (ASX:AVH). In addition, the Company’s American Depositary Shares are listed for quotation on the Nasdaq Capital Market in the US (NASDAQ: RCEL)

Avita Medical Limited – Half-Year Report December 2019

DIRECTORS’ REPORT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

Your Directors submit their report for the half-year ended 31 December 2019.

DIRECTORS

The names of the Company’s Directors in office during the half-year and until the date of this report are as below. Directors were in office for the entire period.

Mr Lou Panaccio (Non-Executive Chairman)

Dr Michael Perry (Executive Director)

Mr Jeremy Curnock-Cook (Non-Executive Director)

Mr Louis Drapeau (Non-Executive Director)

Mr Damien McDonald (Non-Executive Director)

Professor Suzanne Crowe (Non-Executive Director)

REVIEW AND RESULTS OF OPERATIONS

Avita Medical Limited (“the Company”), together with our subsidiaries Avita Medical Americas, LLC, Avita Medical Europe Limited, Visiomed Group Pty Ltd, C3 Operations Pty Ltd and Infamed Pty Ltd (collectively “the Group”), is a regenerative medicine company with a technology platform designed to address unmet medical needs in patients with burns, chronic wounds, and aesthetics indications. Our patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. Our lead product, the RECELL® System, uses a small amount of a patient’s own skin to prepare Spray-On Skin Cells at the point of care in as little as 30 minutes. This autologous suspension of skin cells is then sprayed onto the areas requiring treatment.

The RECELL System, was approved for sale in the U.S. for the treatment of acute thermal burns in patients 18 years and older by the Food and Drug Administration (FDA) in September 2018. We initiated our U.S. national market launch of the RECELL System in January 2019, although the Company did commence commercial shipments in the U.S. during the half-year ended 31 December 2018 in response to pre-launch demand from certain burn centres. During the half-year ended 31 December 2019, the RECELL System was also sold on a limited basis in certain regions of the world in which the products were approved for sale, including Australia, China and Europe.

Sale of goods of the RECELL System totalled A$9,684,214 for the half-year ended 31 December 2019, an increase of A$7,871,019 or 434% over the A$1,813,195 recognized during the same period in 2018. The increase in current-year sales occurred in the U.S. as a result of the commencement of the U.S. national market launch of the RECELL System in January 2019. U.S. sales during the six months ended 31 December 2019 totalled A$9,274,060 compared to A$1,101,991 in the prior year. Gross margin for the half-year ended 31 December 2019 was 76% compared to 69% for the same period in 2018, and management expects gross margins to improve as sales ramp up within the U.S.

Other revenue totalled A$3,845,573 for the half-year ended 31 December 2019, a decrease of A$1,267,190 or 25% over the A$5,112,763 recognized during same period in 2018. As in prior periods, the majority of other revenue consisted of funding from the Biomedical Advanced Research and Development Authority (BARDA), under the Assistant Secretary for Preparedness and Response, within the U.S. Department of Health and Human Services, under ongoing USG Contract No. HHSO100201500028C. Under the BARDA contract, income of A$3,549,020 was recognized during the half-year ended 31 December 2019 compared to income of A$5,009,137 during the same period in 2018. The decrease was the result of wind-down of certain activities associated with supporting the U.S. FDA approval of the RECELL System as well as the compassionate use and continued access programs.

Avita Medical Limited – Half-Year Report December 2019

DIRECTORS’ REPORT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

REVIEW AND RESULTS OF OPERATIONS (CONTINUED)

As the result of investments in commercial, manufacturing, research and development and related initiatives, operating costs increased during the half-year ended 31 December 2019. Sales and marketing expenses totalled A$10,338,441, an increase of A$3,407,200 or 49% over the A$6,931,241 recognized during same period in 2018. The increase was primarily attributed to the recruitment, hiring and training of U.S. sales force and the associated product launch, sales and marketing materials and activities. Product development expenses totalled A$7,039,601 a decrease of A$40,441 or 1% over the A$7,080,042 recognized during same period in 2018. Corporate and administrative expenses totalled A$9,298,049 an increase of A$2,432,799 or 35% over the A$6,865,250 recognized during same period in 2018. The increase was primarily due to higher legal and staffing costs. Total operating costs for the half-year ended 31 December 2019 totalled A$32,184,528, a A$10,249,494 or 47% increase over the A$21,935,034 recognized during same period in the prior year and were in line with management expectations.

Net comprehensive loss after tax for the half-year ended 31 December 2019 was A$23,755,659, a $9,550,412 or 67% increase compared to A$14,205,247 incurred in the same period in the prior half-year. The increase in net loss was driven by the higher operating costs described above, partially offset by the higher sale of goods during the six months. As a result of the national launch of the RECELL System in the U.S. in January 2019, and the expansion of research and development, operating costs will increase in future periods. These expenses are expected to be partially offset by increased commercial sales of goods as well as income under the BARDA contract.

During the half year ended 31 December 2019, net cash provided by the issuance of shares under institutional placements of shares to Australian and international institutional and sophisticated investors was $111,938,578. Cash and cash equivalents held at 31 December 2019 was $124,658,116.

SUBSEQUENT EVENTS

From the end of the reporting period to the date of this report, no matter or circumstance has arisen which has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group.

Avita Medical Limited – Half-Year Report December 2019

DIRECTORS’ REPORT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under s307C of the Corporations Act 2001 is included on the following page.

Signed in accordance with a resolution of the Directors.

Dr Michael Perry

Chief Executive Officer and Executive Director

Dated: 19 February 2020

Valencia, California, United States

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Avita Medical Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Avita Medical Limited for the period ended 31 December 2019, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M R Leivesley

Partner – Audit & Assurance

Sydney, 19 February 2020

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Avita Medical Limited – Half-Year Report December 2019

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

	Note	Consolidated
		31 Dec 2019		31 Dec 2018
Continuing operations
Sale of goods	2	A$	9,684,214	A$	1,813,195
Cost of sales			(2,326,046)		(570,315)

Gross profit			7,358,168		1,242,880
BARDA income	2		3,549,020		5,009,137
Other income	2		296,553		103,626

Total other income			3,845,573		5,112,763
Operating costs
Sales and marketing expenses			(10,338,441)		(6,931,241)
Product development expenses			(7,039,601)		(7,080,042)
Corporate and administrative expenses			(9,298,049)		(6,865,250)
Share based payment expense	8		(5,326,289)		(1,043,694)
Finance costs			(182,148)		(14,807)

Total operating costs			(32,184,528)		(21,935,034)

Loss from continuing operations before income tax expense			(20,980,787)		(15,579,391)
Income tax expense			—		—

Loss for the period			(20,980,787)		(15,579,391)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation			(2,774,872)		1,374,144

Other comprehensive loss for the period, net of tax			(2,774,872)		1,374,144

Total other comprehensive loss for the period			(23,755,659)		(14,205,247)

Loss for the period attributable to owners of the parent			(20,980,787)		(15,579,391)

Total comprehensive loss attributable to owners of the parent		A$	(23,755,659)	A$	(14,205,247)

Earnings Per Share
Basic and diluted loss per share from continuing operations		A$	(1.62) cents	A$	(1.59) cents

The accompanying notes form part of the financial statements.

Avita Medical Limited – Half-Year Report December 2019

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2019

	Note	Consolidated
		31 Dec 2019		30 Jun 2019
ASSETS
Current assets
Cash and cash equivalents		A$	124,658,116	A$	28,983,491
Trade and other receivables			2,971,655		2,980,102
Prepayments and other assets			1,344,484		1,557,525
Inventories			1,269,333		1,057,764

Total current assets			130,243,588		34,578,882

Non-current assets
Plant and equipment	6		1,880,162		1,838,515
Plant and equipment – Right-of-use assets	6		3,449,611		—
Patents-in-progress			507,496		320,676

Total non-current assets			5,837,269		2,159,191

TOTAL ASSETS		A$	136,080,857	A$	36,738,073

LIABILITIES
Current liabilities
Trade and other payables			3,716,048		5,633,562
Provisions			4,041,709		650,359
Lease liabilities	7		718,756		—

Total current liabilities			8,476,513		6,283,921

Contract liability			611,795		610,674
Finance lease			4,716		54,057
Lease liabilities	7		3,117,791		—

Total non-current liabilities			3,734,302		664,731

TOTAL LIABILITIES		A$	12,210,815	A$	6,948,652

NET ASSETS		A$	123,870,042	A$	29,789,421

EQUITY
Equity attributable to equity holders of the parent:
Contributed equity	8		317,116,290		204,279,078
Accumulated losses			(205,061,114)		(183,753,106)
Reserves			11,814,866		9,263,449

TOTAL EQUITY		A$	123,870,042	A$	29,789,421

The accompanying notes form part of the financial statements.

Avita Medical Limited – Half-Year Report December 2019

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

	Consolidated
	31 Dec 2019		31 Dec 2018
Cash flows from operating activities
Receipts from customers	A$	8,998,727	A$	1,204,802
BARDA receipts and other income received		3,927,363		6,104,306
Payments to suppliers and employees		(26,595,190)		(20,305,643)
Interest received		296,553		97,253
R&D tax refunds received		—		2,440,803

Net cash flows used in operating activities		(13,372,547)		(10,458,479)

Cash flows from investing activities
Payments for plant and equipment		(266,637)		(722,472)
Payments for intellectual property		(222,588)		—

Net cash flows used in investing activities		(489,225)		(722,472)

Cash flows from financing activities
Proceeds from issuance of shares		120,000,000		28,053,762
Proceeds from exercise of share options		362,929		—
Capital raising expenses		(8,061,422)		(2,689,423)

Net cash flows provided by financing activities		112,301,507		25,364,339

Net increase in cash and cash equivalents		98,439,735		14,183,388
Cash and cash equivalents at beginning of period		28,983,491		14,825,532
Impact of foreign exchange		(2,765,110)		1,333,440

Cash and cash equivalents at end of period	A$	124,658,116	A$	30,342,360

For the purpose of the half-year Statement of Cash Flows, cash and cash equivalents are comprised of the following:

	Consolidated
	31 Dec 2019		31 Dec 2018
Cash at bank and in hand	A$	124,658,116	A$	30,342,360

Total cash and cash equivalents	A$	124,658,116	A$	30,342,360

The accompanying notes form part of the financial statements.

Avita Medical Limited – Half-Year Report December 2019

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

	Note	Contributed equity		Accumulated losses		Share-based payment reserve		Foreign currency translation reserve		Total
At 1 July 2019		A$	204,279,078	A$	(183,753,106)	A$	7,193,965	A$	2,069,484	A$	29,789,421
Adjustment from adoption of IFRS 16			—		(327,221)		—		—		(327,221)

Adjusted balance at 1 July 2019			204,279,078		(184,080,327)		7,193,965		2,069,484		29,462,200

Loss for the period			—		(20,980,787)		—		—		(20,980,787)
Other comprehensive income			—		—		—		(2,774,872)		(2,774,872)

Total comprehensive loss for the period			—		(20,980,787)		—		(2,774,872)		(23,755,659)

Transactions with owners in their capacity as owners
Share based payments			—		—		5,326,289		—		5,326,289
New shares	8		120,402,440		—		—		—		120,402,440
Cost of share placement	8		(7,565,228)		—		—		—		(7,565,228)

Balance at 31 December 2019		A$	317,116,290	A$	(205,061,114)	A$	12,520,254	A$	(705,388)	A$	123,870,042

	Contributed equity		Accumulated losses		Share-based payment reserve		Foreign currency translation reserve		Total
At 1 July 2018	A$	162,801,028	A$	(148,592,879)	A$	4,505,148	A$	286,262	A$	18,999,559
Loss for the period		—		(15,579,391)		—		—		(15,579,391)
Other comprehensive income		—		—		—		1,374,144		1,374,144

Total comprehensive loss for the period		—		(15,579,391)		—		1,374,144		(14,205,247)

Transactions with owners in their capacity as owners
Share based payments		—		—		1,043,694		—		1,043,694
New shares		28,098,701		—		—		—		28,098,701
Cost of share placement		(2,689,423)		—		—		—		(2,689,423)

Balance at 31 December 2018	A$	188,210,306	A$	(164,172,270)	A$	5,548,842	A$	1,660,406	A$	31,247,284

The accompanying notes form part of the financial statements.

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

a)	Basis of Preparation

This general purpose condensed financial report for the half-year ended 31 December 2019 has been prepared in accordance with IAS 34 Interim Financial Reporting and the Corporations Act 2001. The Group is a for-profit entity for financial reporting purposes under Australian Accounting Standards. The Parent Company’s functional and presentation currency is Australian dollars (A$).

This half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that this half-year financial report be read in conjunction with the Annual Report for the year ended 30 June 2019 and considered together with all public announcements made by Avita Medical Limited in accordance with the continuous disclosure obligations of the ASX listing rules.

This half-year financial report has been prepared on the going concern basis. The accounting policies have been applied consistently throughout the Group for the purposes of preparation of these interim financial statements. Certain items on the Consolidated Financial Statements and notes for the prior periods have been reclassified to conform to the current period presentation.

b)	New standards adopted as at 1 July 2019

The Group has adopted the new accounting pronouncements which have become effective this year, and are as follows:

IFRS 16 Leases

IFRS 16 Leases replaces IAS 17 Leases along with three Interpretations (IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases-Incentives and SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease). IFRS 16 has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognised in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

For contracts in place at the date of initial application of IFRS 16, the Group has elected to apply the definition of a lease from IAS 17 and IFRIC 4 and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and IFRIC 4.

The Group has elected not to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being 1 July 2019. At this date, the Group has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets the Group has applied the optional exemptions to not recognise right-of-use assets but to account for the lease expense on a straight line basis over the remaining lease term.

For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application.

On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognised under IFRS 16 was 6.3% (which is the prime rate plus 2%).

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

b)	New standards adopted as at 1 July 2019 (continued)

The following is a reconciliation of total operating lease commitments at 30 June 2019 to the lease liabilities recognised at 1 July 2019:

Operating lease commitments disclosed as at 30 June 2019	A$	1,585,366

Discounted using the lessee’s weighted average incremental borrowing rate at the date of initial application	A$	1,362,065
Add: adjustments as a result of a different treatment of extension and termination of options		2,877,034

Lease liabilities recognised as at 1 July 2019	A$	4,239,099

Of which are:
Current lease liabilities	A$	691,119
Non-current lease liabilities		3,547,980

	A$4,239,099

IFRIC 23 Uncertainty over Income Tax Treatment

IASB Interpretation 23 (Interpretation 23) Uncertainty over Income Tax Treatment Interpretation 23 clarified the application of the recognition and measurement criteria in IAS 112 Income Taxes where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Judgements are reassessed as and when new facts and circumstances are presented.

Interpretation 23 is effective for the Company’s annual financial reporting period beginning on 1 July 2019. The Company’s existing recognition and measurement accounting policies, together with accounting related judgements, were in alignment with those required by Interpretation 23 and hence no transition adjustment to retained earnings was required. The adoption this standard did not have any impact in the disclosure, or the amounts recognized in the company’s condensed consolidated financial statements.

Other pronouncements

Other accounting pronouncements which have become effective from 1 July 2019 and have therefore been adopted do not have a significant impact on the Group’s financial results or position.

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

c)	Significant accounting policies

The Interim Financial Statements have been prepared in accordance with the accounting policies adopted in the Group’s most recent Annual Report for the year ended 30 June 2019, except for the effects of applying IFRS 16.

Leases

As described in Note 1b, the Group has applied IFRS 16 using the modified retrospective approach and therefore comparative information has not been restated. This means comparative information is still reported under IAS 17 and IFRIC 4.

Accounting policy applicable from 1 July 2019

For any new contracts entered into on or after 1 January 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

a.	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group

b.

the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract

c.

the Group has the right to direct the use of the identified asset throughout the period of use. The Group assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At lease commencement date, the Group recognises a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

c)	Significant accounting policies (continued)

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in profit or loss on a straight-line basis over the lease term.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in trade and other payables.

Accounting policy applicable before 1 July 2019

Finance leases

Management applies judgment in considering the substance of a lease agreement and whether it transfers substantially all the risks and rewards incidental to ownership of the leased asset. Key factors considered include the length of the lease term in relation to the economic life of the asset, the present value of the minimum lease payments in relation to the asset’s fair value, and whether the Group obtains ownership of the asset at the end of the lease term.

For leases of land and buildings, the minimum lease payments are first allocated to each component based on the relative fair values of the respective lease interests. Each component is then evaluated separately for possible treatment as a finance lease, taking into consideration the fact that land normally has an indefinite economic life.

See the accounting policy note in the year-end financial statements for the depreciation methods and useful lives for assets held under finance leases. The interest element of lease payments is charged to profit or loss, as finance costs over the period of the lease.

Operating leases

All other leases are treated as operating leases. Where the Group is a lessee, payments on operating lease agreements are recognised as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

d)	Significant accounting judgments, estimates and assumptions

When preparing the Half-year Report, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.

The judgements, estimates and assumptions applied in the Half-Year Report, including the key sources of estimation uncertainty, were the same as those applied in the Group’s Annual Report for the year ended 30 June 2019.

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

e)	Going Concern

These financial statements have been prepared on the basis of going concern, which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business. During the half-year ended 31 December 2019, the Group has generated a loss for the period of A$20,980,787 (2018: A$15,579,391) and the Group has used cash in operations of A$13,372,547 (2018: A$10,458,479).

On 13 November 2019, the Group completed an institutional placement in which it issued 203,389,831 shares at a price of A$0.059 per share and received gross proceeds of A$120,000,000.

The Group benefits from cash inflows from the U.S. Biomedical Advanced Research and Development Authority (BARDA) contracts, the first of which was awarded to the Group in September 2015. These payments from BARDA offset costs from various activities undertaken to support the FDA regulatory approval process for RECELL in the U.S., preparation for the planned commercial launch of RECELL in the U.S., and RECELL clinical programs in the U.S. With the U.S. FDA approval of RECELL for the treatment of acute thermal burns in September 2018, and the subsequent U.S. market launch of the product in January 2019, sales of goods are expected to be an increasing source of revenue in the future. Another potential source of revenue is the BARDA contract line item covering the initial purchase, delivery and storage of the RECELL System in the amount of US$7,594,620 (approximately A$10,300,000).

The Group expects to be utilizing cash reserves until U.S. and international sales of its products in existing and expansion markets eventually reach the level to fund ongoing operations. The Group has historically funded its research and development activities, and more recently its substantial investment in sales and marketing activities, through raising capital by issuing securities in the Company, and it is expected that similar funding will be obtained to provide working capital if and when required. If the Group is unable to raise capital in the future, the Group may need to curtail expenditures by scaling back certain research and development or other programs.

As a result of the above, the directors are satisfied that there is sufficient working capital to support the committed research and development programs and other activities over the next 12 months and the Group has the ability to realize its assets and pay its liabilities and commitments in the normal course of business. Accordingly, the directors have prepared the half-year report on a going concern basis.

2.	REVENUE

	CONSOLIDATED
	31 Dec 2019		31 Dec 2018
Revenue
Sale of goods – Goods transferred at a point in time	A$	9,684,214	A$	1,813,195

Total revenue	A$	9,684,214	A$	1,813,195

Other income
BARDA income	A$	3,549,020	A$	5,009,137
Bank interest income		296,553		103,626

	A$	3,845,573	A$	5,112,763

3.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

The Company has never made a profit and thus no amounts have been paid, declared or recommended by way of dividend since the commencement of operations, including up to the date of this report.

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

4.	OPERATING SEGMENTS

The Group’s chief operating decision maker has been identified as the Chief Executive Officer.

The Chief Executive Officer reviews the financial and operating performance of the business primarily from a geographic perspective. On this basis, management have identified three reportable segments being the Asia Pacific, Europe and Americas including Canada. The Chief Executive Officer monitors the performance of all these segments separately. The Group does not operate in any other geographic segment.

The Chief Executive Officer assesses the performance of the operating segments based on a measure of gross margin and net profit before tax. During the six-month period to 31 December 2019, there have been no changes from prior periods in the measurement methods used to determine operating segments and reported segment profit or loss.

Unallocated

The following items of income and expense and associated assets are not allocated to operating segments as they are not considered part of the core operations of any segment:

•	Corporate revenue

•	Corporate charges

The segment information provided to the Chief Executive Officer for the reportable segments for the half-year ended 31 December 2019 is as follows:

	Continuing Operations
	Asia Pacific		Europe		Americas		Total
Half-year ended 31 December 2019
Revenue
Sales to external customers	A$	251,090	A$	159,064	A$	9,274,060	A$	9,684,214

Total revenue per statement of profit or loss and other comprehensive income		251,090		159,064		9,274,060		9,684,214

BARDA and other income		256		173		3,845,144		3,845,573

Segment net loss before tax	A$	(573,602)	A$	(142,869)	A$	(12,608,918)	A$	(13,325,389)

Reconciliation of segment net result before tax to loss before income tax
Corporate charges								(7,655,398)

Loss before income tax							A$	(20,980,787)

Segment assets
Segment operating assets	A$	1,197,532	A$	234,577	A$	133,824,008	A$	135,256,117

Unallocated assets								824,740

Total assets per statement of financial position							A$	136,080,857

Segment liabilities
Segment operating liabilities	A$	200,820	A$	99,275	A$	11,835,834	A$	12,135,929

Unallocated liabilities								74,886

Total liabilities per statement of financial position							A$	12,210,815

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

4.	OPERATING SEGMENTS (CONTINUED)

	Continuing Operations
	Asia Pacific		Europe		Americas		Total
Half-year ended 31 December 2018
Revenue
Sales to external customers	A$	457,571	A$	253,633	A$	1,101,991	A$	1,813,195

Total revenue per statement of profit or loss and other comprehensive income		457,571		253,633		1,101,991		1,813,195

BARDA and other income		9,552		269		5,102,942		5,112,763

Segment net loss before tax	A$	(626,901)	A$	(593,225)	A$	(11,948,943)	A$	(13,169,069)

Reconciliation of segment net result before tax to loss before income tax
Corporate charges								(2,410,322)

Loss before income tax							A$	(15,579,391)

Segment assets
Segment operating assets	A$	568,571	A$	401,546	A$	31,802,314	A$	32,772,431

Unallocated assets								3,574,951

Total assets per statement of financial position							A$	36,347,382

Segment liabilities
Segment operating liabilities	A$	169,516	A$	151,248	A$	4,591,266	A$	4,912,030

Unallocated liabilities								188,068

Total liabilities per statement of financial position							A$	5,100,098

There was no material difference between the basis of segmentation and the measurement of segment result compared to the 30 June 2019 annual report.

5.	COMMITMENTS AND CONTINGENCIES

There are no significant changes to the commitments and contingencies disclosed in the most recent Annual Report.

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

6.	PLANT AND EQUIPMENT

The following tables show the movements in plant and equipment:

	Buildings		IT equipment and software		Other equipment		Total
Gross carrying amount
Balance at 1 July 2019	A$	220,835	A$	958,363	A$	1,608,563	A$	2,787,761
Adjustment on transition to IFRS 16		5,207,064		—		—		5,207,064
Additions		—		—		270,059		270,059
Net exchange difference		(88,655)		(16,262)		7,357		(97,560)

Balance at 31 December 2019	A$	5,339,244	A$	942,101	A$	1,885,979	A$	8,167,324

Depreciation
Balance at 1 July 2019	A$	(89,241)	A$	(405,059)	A$	(454,946)	A$	(949,246)
Adjustment on transition to IFRS 16		(1,757,453)		—		—		(1,757,453)
Net exchange difference		92,263		635		1,238		94,136
Depreciation charge for the half-year		(36,916)		(92,030)		(96,042)		(224,988)

Balance at 31 December 2019	A$	(1,791,347)	A$	(496,454)	A$	(549,750)	A$	(2,837,551)

Carrying amount at 31 December 2019	A$	3,547,897	A$	445,647	A$	1,336,229	A$	5,329,773

	Buildings		IT equipment and software		Other equipment		Total
Gross carrying amount
Balance at 1 July 2018	A$	143,436	A$	635,228	A$	669,478	A$	1,448,142
Additions		49,869		238,270		837,983		1,126,122
Net exchange difference		27,530		84,865		101,102		213,497

Balance at 30 June 2019	A$	220,835	A$	958,363	A$	1,608,563	A$	2,787,761

Depreciation
Balance at 1 July 2018	A$	(46,580)	A$	(287,990)	A$	(370,990)	A$	(705,560)
Net exchange difference		(11,411)		(46,937)		(62,404)		(120,752)
Depreciation charge for the fiscal year		(31,250)		(70,132)		(21,552)		(122,934)

Balance at 30 June 2019	A$	(89,241)	A$	(405,059)	A$	(454,946)	A$	(949,246)

Carrying amount at 30 June 2019	A$	131,594	A$	553,304	A$	1,153,617	A$	1,838,515

Included in the net carrying amount of plant and equipment are right-of-use assets at 31 December 2019 as follows:

Buildings	A$	3,449,611

Total right-of-use assets	A$	3,449,611

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

7.	LEASE LIABILITIES

Lease liabilities are presented in the statement of financial position within borrowings as follows:

	31 December 2019
Lease liabilities (current)	A$	718,756
Lease liabilities (non-current)		3,117,791

Total	A$	3,836,547

The Group has leases for the corporate office and manufacturing facility. The lease liabilities are secured by the related underlying assets. Future minimum lease payments at 31 December 2019 were as follows:

			Minimum lease payments due
	Within one year		One to five years		After five years		Total
31 December 2019
Lease payments	A$	976,119	A$	3,528,375	A$	—	A$	4,504,494
Finance charges		(257,363)		(410,584)		—		(667,947)

Net present values	A$	718,756	A$	3,117,791	A$	—	A$	3,836,547

8.	CONTRIBUTED EQUITY

	CONSOLIDATED
	31 Dec 2019		30 Jun 2019
Ordinary shares
Issued and fully paid	A$	317,116,290	A$	204,279,078

Movement in ordinary shares on issue:	Number		Amount
At 1 July 2019		1,871,299,575	A$	204,279,078

Issue of shares		246,174,702		120,402,440
Capital raising costs		—		(7,565,228)

At 31 December 2019		2,117,474,277	A$	317,116,290

(a)	Recognised share-based payment expenses

The expense recognised for employee services received during the half-year is shown in the table below:

	2019		2018
Expenses arising from equity-settled share-based payment transactions	A$	5,326,289	A$	1,043,694

Total expense arising from share-based payment transactions	A$	5,326,289	A$	1,043,694

(b)	Option pricing model: Employee Share Option Plan (“ESOP”) and Investor

Equity-settled transactions

The fair value of the equity-settled share options granted under the ESOP is estimated at the date of grant using a Binomial Model taking into account the terms and conditions upon which the options were granted.

The options issued in the period have vesting criteria based on the following performance conditions:

•	Tenure with the Company

•	Revenue target

•	Initial BARDA procurement under CLIN2 of the BARDA contract

•	Initial public offering of the Company in the US Stock Exchange

•	Establishing a Sarbanes-Oxley Act Section 404 compliant program

•	US domiciliation of the Company

•	Two new analysts to follow the Company stocks

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

8.	CONTRIBUTED EQUITY (CONTINUED)

(b)	Option pricing model: ESOP and Investor (continued)

i)	On 1 July 2019, 1,000,000 options were granted to employees at an exercise price of A$0.440 expiring on 1 July 2029.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		1/7/2019		1/7/2019		1/7/2019		1/7/2019
Share price at date of grant	A$	0.420	A$	0.420	A$	0.420	A$	0.420
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		80%		80%		80%		80%
Risk-free interest rate (%)		1.36%		1.36%		1.36%		1.36%
Expected life of option (days)		3,650		3,650		3,650		3,650
Expected vesting period (days)		365		730		1,095		1,460
Fair value at date of grant	A$	0.2518	A$	0.2703	A$	0.2862	A$	0.2994
Option exercise price (A$)	A$	0.440	A$	0.440	A$	0.440	A$	0.440

ii)	On 1 October 2019, 1,230,000 options were granted to employees at an exercise price of A$0.590 expiring on 1 October 2029.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		1/10/2019		1/10/2019		1/10/2019		1/10/2019
Share price at date of grant	A$	0.590	A$	0.590	A$	0.590	A$	0.590
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		75%		75%		75%		75%
Risk-free interest rate (%)		0.97%		0.97%		0.97%		0.97%
Expected life of option (days)		3,650		3,650		3,650		3,650
Expected vesting period (days)		365		730		1,095		1,460
Fair value at date of grant	A$	0.3476	A$	0.3705	A$	0.3914	A$	0.4081
Option exercise price (A$)	A$	0.590	A$	0.590	A$	0.590	A$	0.590

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

8.	CONTRIBUTED EQUITY (CONTINUED)

(b)	Option pricing model: ESOP and Investor (continued)

iii)	On 22 November 2019, 13,500,000 options were granted to an employee at an exercise price of A$0.560 expiring on 22 November 2029.

1.	Tenure – total of 6,750,000 options issued but to vest over the three-year period commencing 22 November 2020;

2.

Milestone performance – total of 6,750,000 options issued, but to vest upon the achievement of establishing a Sarbanes-Oxley Act Section 404 compliant program, U.S. domiciliation of the Company and initiation of two new analysts to follow the Company stocks.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		22/11/2019		22/11/2019		22/11/2019		22/11/2019
Share price at date of grant	A$	0.590	A$	0.590	A$	0.590	A$	0.590
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		80%		80%		80%		80%
Risk-free interest rate (%)		1.16%		1.16%		1.16%		1.16%
Expected life of option (days)		3,650		3,650		3,650		3,650
Expected vesting period (days)		365		365		730		730
Fair value at date of grant	A$	0.4083	A$	0.3585	A$	0.4264	A$	0.4785
Option exercise price (A$)	A$	0.560	A$	0.560	A$	0.560	A$	0.560

	Tranche 5		Tranche 6		Tranche 7
Grant date		22/11/2019		22/11/2019		22/11/2019
Share price at date of grant	A$	0.590	A$	0.590	A$	0.590
Dividend yield (%)		0%		0%		0%
Expected volatility (%)		80%		80%		80%
Risk-free interest rate (%)		1.16%		1.16%		1.16%
Expected life of option (days)		3,650		3,650		3,650
Expected vesting period (days)		730		1,095		1,460
Fair value at date of grant	A$	0.3853	A$	0.4083	A$	0.4264
Option exercise price (A$)	A$	0.560	A$	0.560	A$	0.560

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

8.	CONTRIBUTED EQUITY (CONTINUED)

(c)	Long-term incentive (LTI) rights

i)	On 26 November 2019 (and following shareholder approval), 39,554,252 LTIs were issued to the Company’s Chief Executive Officer, Dr Michael Perry based on the following milestones:

1.	Tenure – total of 14,252,100 LTIs issued but to vest over the three-year period commencing 1 June 2020;

2.	Milestone performance – total of 25,302,152 LTIs issued, but to vest upon the achievement of the following milestones:

a.	First patient first visit for treatment in an FDA approved U.S. soft tissue and trauma trial by the Company prior to 31 March 2020.

b.	First patient first visit for treatment in an FDA approved U.S. paediatric trial by the Company prior to 30 June 2020.

c.	First patient first visit for treatment in an FDA approved U.S. pilot vitiligo trial by the Company prior to 30 September 2020.

d.	FDA application submission for approval of the next generation RECELL device prior to 30 June 2021.

e.	FDA approval of the next generation RECELL device prior to 30 June 2022.

The following table lists the inputs to the models used for the options granted to employee each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		26/11/2019		26/11/2019		26/11/2019		26/11/2019
Share price at date of grant	A$	0.575	A$	0.575	A$	0.575	A$	0.575
Exercised price	A$	nil	A$	nil	A$	nil	A$	nil
Expected life of LTIs (days)		3,650		3,650		3,650		3,650
Expected vesting period (days)		188		553		918		126
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		80%		80%		80%		80%
Risk-free interest rate (%)		1.08%		1.08%		1.08%		1.08%

	Tranche 5		Tranche 6		Tranche 7		Tranche 8
Grant date		26/11/2019		26/11/2019		26/11/2019		26/11/2019
Share price at date of grant	A$	0.575	A$	0.575	A$	0.575	A$	0.575
Exercised price	A$	nil	A$	nil	A$	nil	A$	nil
Expected life of LTIs (days)		3,650		3,650		3,650		3,650
Expected vesting period (days)		282		217		Not probable		Not probable
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		80%		80%		80%		80%
Risk-free interest rate (%)		1.08%		1.08%		1.08%		1.08%

Avita Medical Limited – Half-Year Report December 2019

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

8.	CONTRIBUTED EQUITY (CONTINUED)

(c)	Long-term incentive (LTI) rights (continued)

ii)	On 22 November 2019, 4,500,000 LTIs were issued to an employee and will vest pending relocation within two years of the effective date.

The following table list the inputs to the model used for the LTIs granted:

Grant date		22/11/2019
Share price at date of grant	A$	0.590
Exercised price	A$	nil
Expected life of LTIs (days)		3,650
Expected vesting period (days)		730
Dividend yield (%)		0%
Expected volatility (%)		80%
Risk-free interest rate (%)		1.16%

iii)	On 15 November 2019, 400,000 LTIs were issued to employees and will vest immediately.

The following table list the inputs to the model used for the LTIs granted:

Grant date		15/11/2019
Share price at date of grant	A$	0.590
Exercised price	A$	nil
Expected life of LTIs (days)		3,650
Expected vesting period (days)		Immediately
Dividend yield (%)		0%
Expected volatility (%)		80%
Risk-free interest rate (%)		1.16%

9.	RELATED PARTY DISCLOSURES

Other than employment matters and indemnification agreements between our directors and executive officers, related party transactions were limited to director fees, consultancy fees and travel reimbursements paid under normal terms and conditions to Bioscience Managers Pty Ltd of which Mr. Jeremy Curnock-Cook is an officer and Dr. Michael Perry is a Director. Total fees paid to Bioscience Managers Pty Ltd were A$50,926 and A$51,802 for the half-years ended 31 December 2019 and 2018, respectively (and are directors’ fees paid to Mr. Jeremy Curnock-Cook).

Details of all related party transactions have been disclosed in the annual report for the year ended 30 June 2019. There have been no new significant related party transactions during the interim period.

10.	SUBSEQUENT EVENTS

From the end of the reporting period to the date of this report, no matter or circumstance has arisen which has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group.

Avita Medical Limited – Half-Year Report December 2019

DIRECTORS’ DECLARATION

FOR THE HALF-YEAR ENDED 31 DECEMBER 2019

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Avita Medical Limited, I state that:

In the opinion of the Directors:

a)	the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)	Giving a true and fair view of the financial position at 31 December 2019 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)	Complying with Accounting Standard IAS 134 Interim Financial Reporting and the Corporations Regulations 2001; and

b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Dr Michael Perry
Chief Executive Officer and Executive Director
Dated: 19 February 2020
Valencia, California, United States

Level 17, 383 Kent Street
Sydney NSW 2000
Correspondence to:
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Independent Auditor’s Report

To the Members of Avita Medical Limited

Report on the review of the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Avita Medical Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated condensed statement of financial position as at 31 December 2019, and the consolidated condensed statement of profit or loss and other comprehensive income, consolidated condensed statement of changes in equity and consolidated condensed statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half year financial report of Avita Medical Limited does not give a true and fair view of the financial position of the Group as at 31 December 2019, and of its financial performance and its cash flows for the half year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial Reporting.

Directors’ responsibility for the half year financial report

The Directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2019 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Avita Medical Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

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Liability limited by a scheme approved under Professional Standards Legislation.

2

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Grant Thornton Audit Pty Ltd Chartered Accountants

M R Leivesley
Partner – Audit & Assurance

19 February 2020